September 9, 2009

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:	Pimi Agro Cleantech, Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 (“Form S-1”) Filed August 25, 2009 File No. 333-158986

Dear Mr. Reynolds:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 31, 2009, addressed to Mr. Saly, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the amended Form S-1 have been referenced.

Liquidity and Capital Resources, page 13

1.
We note that your cash balance as of August 31, 2009 was $31,000 and that you have a monthly burn rate of $80,000. Given that your current cash is less than what you need for a month, please discuss in greater detail your need for additional capital and the expected source(s) of funding. Discuss the risks that would result if you are unable to obtain the additional capital. Lastly, consider revising the risk factor on page 6 to discuss this current need for cash.

Response:

The Company has added a discussion in greater detail regarding its need for additional capital and the expected sources of funding on page 13, and has revised the risk factor on page 6 to discuss this current need for cash.

Business, page 15

2.
We note your response to comment three of our letter dated August 14, 2009. Please reconcile your statement on page 17 regarding StoreGuard "preventing" a majority of crop skin diseases with your disclosure that Ornex test results revealed that inoculated cabbage still had some level of infection. Additionally, please reconcile your statement on page 17 that StoreGuard was found to be effective in extending the shelf life of "fruits" with the apparent fact that the Andrew Richardson and Alliurn & Brassica Agronomy Ltd. tests were performed only on cabbage.

Response:

The Company has amended its discussion on StoreGuard on page 17 in order to reconcile its statement on this page with its disclosure on the Omex tests results. The Company has further amended its disclosure in order to reconcile the statement that StoreGuard was found effective in extending shelf live of "fruits" with the fact that the Andrew Richardson and Alliurn & Brassica Agronomy Ltd. tests were performed only on cabbage.

3.
We note your response to comment seven of our letter dated August 14, 2009 Please clarify thatthere is no guarantee that you will be able to enter into definitive agreements with these companies and that there is no guarantee that your product will be able to enter commercial storage with these companies, even if you achieve successful results in the pilot storage rooms.

Response:

The Company has added disclosure on page 21 to clarify that there is no guarantee that it will be able to enter into definitive agreements with these companies and that there is no guarantee that its product will be able to enter commercial storage with these companies, even if it achieves successful results in the pilot storage rooms.

4.
We note your response to comment 10 of our letter dated August 14, 2009. Please disclose to clarify the meaning of the phrase that McDonalds referred you to their supplier Lamb Weston/Conagra with a recommendation to "try our product," and that Target referred you to their supplier of fresh potatoes, Potandon Produce LLC, with a recommendation to "try our products."

Response:

The Company has added a disclosure on page 23 to clarify the meaning of the above-referenced phrases.

5.
Please revise your disclosure in the "Joint Venture with Vegicsafe LLC- USA" discussion on page 26 to reflect, if true, that you do not have agreements with ConAgra, McCain, Potandon, or Frit-O-Lay to design or inspect trials.

Response:

The Company has revised its disclosure on the "Joint Venture with Vegicsafe LLC- USA" discussion on page 26, to reflect that it has reached verbal understandings with ConAgra, Potandon, and Frit-O-Lay for the design and inspection of the trials, but that no written agreements have been entered into

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

Dated: September 9, 2009	By:	/s/Jonathan R. Shechter, Esq.
Name: Jonathan R. Shechter, Esq.

cc:  Mr. Youval Saly,
Chief Executive Officer